ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel 415-773-5700 fax 415-773-5759 WWW.ORRICK.COM
January 10, 2005	Dean E. Criddle (415) 773-5783 dcriddle@orrick.com

VIA EDGAR and NETWORK COURIER

Mr. Max A. Webb
Mr. Daniel H. Morris
United States Securities
    and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:
PG&E Energy Recovery Funding LLC
Amendment No. 1 to Registration Statement on Form S-3 filed December 20, 2004
File No. 333-119762

Dear Messrs. Webb and Morris:

        On behalf of PG&E Energy Recovery Funding LLC (the "Registrant"), we submit this letter in response to the comments in your letter dated January 6, 2005 relating to the above-referenced registration statement. To assist you in reviewing the responses of the Registrant, we will precede each response with a copy of the comment (in bold typeface) as stated in your letter. References to Amendment No. 2 are to Registrant's Amendment No. 2 to Registration Statement filed January 10, 2005. A redlined copy of Amendment No. 2 is enclosed for your review.

General

  1.
  We note your response to our prior comment 3. To the extent, as you state in your response, that certain terms may vary from "issue to issue", you must adequately describe the universe of possible terms in the base prospectus. We remind you that the disclosure in prospectus supplements may enhance disclosure in the base prospectus, but it cannot contradict it.

    The Registrant confirms that the universe of possible terms of any energy recovery bonds are described in the base prospectus and that any disclosure in any prospectus supplement will enhance, not contradict, any disclosure in the base prospectus.

  2.
  We re-issue prior comments 11 and 12 in light of the new definitive rules of asset-backed securities. Please tell us how you plan to report under the Exchange Act, including the exhibits discussed in prior comment 12.

    Following the initial issuance of energy recovery bonds pursuant to the registration statement, the Registrant will comply with the SEC's new reporting requirements applicable to issuers of asset-backed securities, as set forth in Release No. 33-8518; 34-50905. This will include, for so long as the Registrant is required to file reports under Section 15(d) of the Exchange Act, the filing of periodic reports under Form 10-D, with the applicable distribution report to bondholders attached as an exhibit, and the annual report on Form 10-K, which will include as exhibits the required report on assessment of compliance with servicing criteria, an accountant's attestation report on assessment of compliance with servicing criteria and a servicer compliance statement. The recovery property servicing agreement will require the servicer to prepare and file the required Exchange Act reports.

Base Prospectus

Credit Enhancement, page 15

  3.
  We note your response to our prior comment 15. Please revise to remove the phrase, "unless otherwise specified in any prospectus supplement", and make any other revisions necessary to clarify that all types of credit enhancements, including third party credit enhancements, that you anticipate using have been described in the base prospectus.

    As indicated on page 13 of the redlined version of Amendment No. 2, this phrase has been deleted. In addition, the Registrant has removed all references to credit enhancements that are not described in the base prospectus.

Exhibit 5.2

  4.
  We note the final paragraph of the legal opinion. You appear to place impermissible restrictions on who may rely on the opinion. Please revise accordingly.

    The opinion of Richards, Layton & Finger, P.A., which has been re-filed as Exhibit 5.2, has been revised to delete the last sentence restricting reliance.

        Please do not hesitate to contact me if you would like to discuss any of the responses in this letter.

Very truly yours,

/s/  DEAN E. CRIDDLE

Enclosures